Exhibit 99.1

UTime Limited Announces Pricing of $25 Million Registered Direct Offering

Shenzhen, China, October 16th, 2025 (/PRNewswire) –UTime Limited (Nasdaq: WTO) (the “Company”), a consumer electronics and mobile device manufacturer specializing in the design, production, and sale of smartphones, feature phones, and related accessories under both OEM/ODM and self-owned brands, today announced that it has entered into a definitive securities purchase agreement with five institutional investors for the purchase and sale of an aggregate of 22,727,275 units (each, a “Unit”), consisting of one class A ordinary share of the Company, par value $0.001 per share (each, an “Class A Ordinary Share”) and one Series A warrant (each, a “Warrant”), at a purchase price of $1.10 per Unit in a registered direct offering.

The gross proceeds to the Company from this offering are expected to be approximately $25.0 million, before deducting placement agent fees and other offering expenses payable by the Company.

Each of the Warrants will have an exercise price of $1.10 per Class A Ordinary Share, will be immediately exercisable upon issuance, and will expire on the six-month anniversary of the issuance date. The aggregate gross proceeds to the Company of this offering are expected to be approximately $25 million. The transaction is expected to close on or about October 17th, 2025, subject to the satisfaction of customary closing conditions.

Univest Securities, LLC is acting as sole placement agent for the offering.

The registered direct offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-278912) previously filed by the Company and declared effective by the U.S. Securities and Exchange Commission (“SEC”) on June 10th, 2024. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Copies of the prospectus supplement relating to the registered direct offering, together with the accompanying base prospectus will be filed by the Company and, upon filing, can be obtained at the SEC’s website at www.sec.gov.

About UTime Limited

UTime Limited is a consumer electronics and mobile communications company specializing in the design, development, and manufacture of smartphones, feature phones, and related accessories. Through both OEM/ODM services and proprietary brands, UTime provides end-to-end product solutions spanning hardware design, software customization, and after-sales support. Its principal business activities include: (i) contract manufacturing for global telecom operators and device distributors; (ii) in-house development of value-driven smart devices under the “UTime” and “Do” brands; (iii) integration of new technologies such as IoT and 5G into consumer electronics; and (iv) supply-chain and production management services for third-party clients. UTime operates with a quality-first mindset and a cost-efficient production model, aiming to deliver reliable, accessible mobile technology to emerging and established markets worldwide.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be closed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

Contact:

qhengcong@utimemobile.com

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

Tel: (86) 755 86512266